Exhibit 99.1

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Monday April 15, 2024

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date

ATHO	OPTION EXPIRING 31-AUG-2026	285,087,715	15/04/2024

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number

ACN	080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

15/4/2024

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request

23-Feb-2024 10:18	New - Proposed issue of securities - ATH	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

No

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Appendix 2A - Application for quotation of securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

ATHO : OPTION EXPIRING 31-AUG-2026

Issue date

15/4/2024

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00
1 - 1,000%
1,001 - 5,000%
5,001 - 10,000%
10,001 - 100,000%
100,001 and over		%

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Appendix 2A - Application for quotation of securities

Issue detail

Number of +securities to be quoted

285,087,715

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

One (1) free attaching option issued for each three (3) Placement shares issued per Placement announcement 23 Feb 2024

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the

+securities to be quoted

0.000000

Any other information the entity wishes to provide about the +securities to be quoted

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the

+securities subject of this application)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	5,238,017,899

ATHO : OPTION EXPIRING 31-AUG-2026	932,706,668

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAI : OPTION EXPIRING 31-AUG-2024 EX $0.007	1,942,857,123
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	19,250,000
ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

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